UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
May 2012 Up 4.4% Year over Year

Mexico City, June 6, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for May 2012 increased by 4.4% when compared to May 2011.

This announcement reflects comparisons between May 1 through May 31, 2011 and May 1 through May 31, 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	May 2011	May 2012	% Change
Cancún	315,227	379,134	20.3
Cozumel	2,992	7,119	137.9
Huatulco	32,974	31,690	(3.9)
Mérida	107,658	91,778	(14.8)
Minatitlán	9,056	10,798	19.2
Oaxaca	26,832	34,278	27.8
Tapachula	13,535	12,577	(7.1)
Veracruz	70,693	64,067	(9.4)
Villahermosa	66,943	76,474	14.2
Total Domestic	645,910	707,915	9.6

International
Airport	May 2011	May 2012	% Change
Cancún	722,754	724,077	0.2
Cozumel	27,325	25,679	(6.0)
Huatulco	1,973	1,208	(38.8)
Mérida	6,168	6,685	8.4
Minatitlán	335	415	23.9
Oaxaca	3,666	3,541	(3.4)
Tapachula	718	677	(5.7)
Veracruz	7,606	8,207	7.9
Villahermosa	3,698	4,532	22.6
Total International	774,243	775,021	0.1

ASUR Page 1 of 2

Total
Airport	May 2011	May 2012	% Change
Cancún	1,037,981	1,103,211	6.3
Cozumel	30,317	32,798	8.2
Huatulco	34,947	32,898	(5.9)
Mérida	113,826	98,463	(13.5)
Minatitlán	9,391	11,213	19.4
Oaxaca	30,498	37,819	24.0
Tapachula	14,253	13,254	(7.0)
Veracruz	78,299	72,274	(7.7)
Villahermosa	70,641	81,006	14.7
ASUR Total	1,420,153	1,482,936	4.4

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: June 6, 2012